Item 77H (Change in control of registrant)
- Attachment Series 36 -
Parametric Market Neutral Fund

As of April 30, 2013, an EVM retirement plan, accounts advised by EVM and pooled income funds
(established and maintained by a public charity) managed by EVM no longer owned 25% or more of the Fund's voting securities.


As of April 30, 2013, accounts advised by EVM owned as a result of various share purchases approximately 49.2% of the Fund's outstanding shares.